EXHIBIT 3.1

AMENDMENT TO BYLAWS
OF
HOME PRODUCTS INTERNATIONAL, INC.

(as adopted by the Board of Directors on December 14, 2004)

1. The first sentence of Section 4.1 shall be amended and restated in its entirety to read as follows:

“The principal officers of the Corporation shall be a Chairman of the Board of Directors (who must be a member of the Board), a President, a Chief Operating Officer, a Treasurer, and a Secretary, and such Vice Presidents (the number thereof to be determined by the Board of Directors), Assistant Treasurers, Assistant Secretaries or other officers as may be elected or appointed by the Board of Directors.”

2. The last sentence of Section 4.2, which currently reads “In its discretion, the Board of Directors may leave unfilled any office except those of President, Treasurer and Secretary,” is hereby deleted in its entirety from Section 4.2.

3. Section 4.5 shall be amended and restated in its entirety to read as follows:

“The Chairman of the Board (if such an officer be appointed) (the “Chairman”) shall be a director and shall perform such duties as shall be assigned to him or her by the Board of Directors and in any employment agreement. The Chairman shall preside at all meetings of the stockholders and at all meetings of the Board of Directors at which he or she is present. The Chairman may sign deeds, mortgages, bonds, contracts, and other instruments, except when the signing thereof has been expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the corporation or is otherwise required by law to be signed by some other officer or in some other manner.”

4. The first sentence of Section 4.6 shall be amended and restated in its entirety to read as follows:

“Subject to such supervisory powers as may be given by the Board of Directors to the Chairman (if such an officer be appointed), the President shall be the chief executive officer of the Corporation and shall, subject to the Board of Directors itself, have general charge of the business and affairs of the Corporation, and in the absence of the Chairman of the Board, the President, if a director, shall preside over all meetings of the stockholders and over all meetings of the Board of Directors.”

5. There is hereby added a new Section 4.7, which shall read in its entirety as follows:

“Section 4.7 Chief Operating Officer. The Chief Operating Officer (if such an officer be appointed) shall report to the President and shall have, subject to the control of the President and the Board of Directors, active supervision and management over the day-to-day operations of the Corporation and over its subordinate officers, assistants, agents, and employees. At the request of the President, or in case of his absence or inability to act, unless otherwise directed by the Board of Directors, the Chief Operating Officer shall perform the duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President.”

6. Each of Sections 4.7, 4.8, 4.9, 4.10, 4.11 and 4.12 of the Bylaws are hereby renumbered as Sections 4.8, 4.9, 4.10, 4.11, 4.12 and 4.13, respectively.

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